[Letterhead of Wachtell, Lipton, Rosen & Katz]

December 11, 2017

Ms. Amanda Ravitz

Assistant Director, Office of Electronics and Machinery
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Littelfuse, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed December 5, 2017
File No. 333-221147

Dear Ms. Ravitz:

On behalf of our client, Littelfuse, Inc. (“Littelfuse”), we are submitting responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in your letter dated December 8, 2017 with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), which has been filed in connection with Littelfuse’s proposed acquisition (the “Transaction”) of IXYS Corporation (“IXYS”).  We have also included in this letter, where applicable, responses communicated to us by counsel to, and/or representatives of, IXYS.

Littelfuse has filed today Amendment No. 2 to the Registration Statement (“Amendment No. 2”) together with this letter via EDGAR correspondence.  We are also providing supplementally to the Staff an electronic copy of Amendment No. 2, marked to show changes made to the Registration Statement since the filing of the Registration Statement on December 5, 2017.

For your convenience, the text of the Staff’s comment is set forth in bold below, followed by the response to the comment.  Unless otherwise indicated, all page references in the response set forth below are to the pages of Amendment No. 2 as filed on EDGAR.  Terms not otherwise defined in this letter have the meanings set forth in Amendment No. 2.

Opinion of IXYS’ Financial Advisor, page 65

1.                                      Given your response to prior comment 3, that the valuation analyses described in the proxy statement/prospectus were based on a fixed value of $23.00, it is not clear how the financial advisor arrived at the conclusion that the 0.1265 of a share of Littelfuse common stock per share of IXYS common stock was fair, from a financial point of view. Revise your disclosure to clarify how the IXYS board, in making its recommendation to IXYS shareholders to vote in favor of the merger, took into consideration the advisor’s conclusions that the stock portion of the merger consideration was fair given that the valuation analyses performed by the financial advisor were based on a $23.00 fixed value when the implied value on the date the financial advisor delivered its oral and written opinion was $22.55.

Response:  We respectfully acknowledge the Staff’s comments and advise the Staff that IXYS has advised us that the IXYS board of directors, in making its recommendation to IXYS stockholders to vote in favor of the merger, relied on the opinion expressly addressing the fairness of both the per share cash consideration of $23.00 and the per share stock consideration based on an exchange ratio of 0.1265 of a share of Littelfuse common stock.  Furthermore, the IXYS board of directors considered the financial analyses of Needham & Company within the following context:  (i) the exchange ratio for the per share stock consideration was determined with the objective of providing to IXYS stockholders approximately the same value, as measured on the date of the merger agreement, irrespective of an election for stock consideration or cash consideration, (ii) the exchange ratio (as is the case for many transactions) was derived using a volume weighted average price per share of Littelfuse common stock for a period leading up to the date of the merger agreement (i.e., the exchange ratio is equal to the quotient obtained by dividing the per share cash consideration of $23.00 by such volume weighted average price), (iii) the IXYS board of directors believed that, on the date of the merger agreement, the implied value of the stock consideration based on the exchange ratio was approximately equal to the $23.00 per share cash consideration, (iv) the IXYS board of directors believed that the difference between the volume weighted average price per share of Littelfuse common stock used to derive the exchange ratio and the closing stock price of Littelfuse common stock on August 25, 2017 was not material and (v) the selected companies analysis performed by Needham & Company set forth in the section entitled “The Merger—Opinion of IXYS’ Financial Advisor—Littelfuse Selected Companies Analysis” of the proxy statement/prospectus and used to support Needham & Company’s conclusion regarding the fairness of the per share stock consideration was based on the closing stock price of Littelfuse common stock on August 25, 2017.  We have revised the disclosure in the Registration Statement to clarify the foregoing.  Please see pages 2, 13, 32, 50 and 57-58 of Amendment No. 2.

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If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact the undersigned at (212) 403-1396.

Very truly yours,

/s/ Mark F. Veblen
Mark F. Veblen, Esq.
Wachtell, Lipton, Rosen & Katz

cc:             Ryan K. Stafford, Esq.

Executive Vice President, Chief Legal and

Human Resources Officer and Corporate Secretary

Littelfuse, Inc.